SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

TECHWELL, INC.

(Name of Issuer)

Common Stock, par value $0. 001

(Title of Class of Securities)

87874D 10 1

(CUSIP Number)

December 31, 2008

(Date of Event which Requires Filing of Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87874D101

1	Names of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only): Fumihiro Kozato

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Japan

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,453,388 shares*

	6	Shared Voting Power 0

	7	Sole Dispositive Power 1,453,388 shares*

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,453,388 shares*

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 6.6%

12	Type of Reporting Person (See Instructions) IN

* Includes 369,888 shares held by Mr. Kozato as custodian for one of his minor children.  Also includes 592,874 shares of options that are immediately exercisable and 7,292 shares of options that are exercisable within 60 days of December 31, 2008.

Item 1(a)	Name of Issuer: Techwell, Inc.
Item 1(b)	Address of Issuer’s Principal Executive Offices: 408 E. Plumeria Drive, San Jose California 95134

Item 2(a)	Name of Person Filing: Fumihiro Kozato
Item 2(b)	Address of Principal Business Office or, if none, Residence: 408 E. Plumeria Drive, San Jose California 95134
Item 2(c)	Citizenship: Japan
Item 2(d)	Title of Class of Securities: Common Stock, $0.001 par value
Item 2(e)	CUSIP Number: 87874D 10 1

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or Dealer registered under Section 15 of the Act
(b)	☐	Bank as defined in section 3(a)(6) of the Act
(c)	☐	Insurance Company as defined in section 3(a)(19) of the Act
(d)	☐	Investment Company registered under section 8 of the Investment Company Act of 1940
(e)	☐	Investment Adviser in accordance with Section 240.13d-1(b)(1)(ii)(E)
(f)	☐	An employee benefit plan or an endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F)
(g)	☐	Parent holding company or control person in accordance with Section 240.13d-1(b)(ii)(G)
(h)	☐	A saving association as defined in Section 3(b) of the Federal Deposit Insurance Act
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
(j)	☐	Group, in accordance with Section 240.13d-1(b)(ii)(J)
Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 1,453,388 shares of Common Stock.*
(b)

Percent of class:

6.6%.  The calculation of percentage of beneficial ownership was based on 21,354,945 shares of Common Stock outstanding as of December 31, 2008.  In addition, shares issuable to Mr. Kozato pursuant to options which may be acquired within 60 days of December 31, 2008 are deemed to be issued and outstanding.

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 1,453,388 shares.*
(ii) Shared power to vote or to direct the vote: 0 shares.
(iii) Sole power to dispose or to direct the disposition of: 1,453,388 shares.*
(iv) Shared power to dispose or to direct the disposition of: 0 shares.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certifications
Not applicable.

* Includes 369,888 shares held by Mr. Kozato as custodian for one of his minor children.  Also includes 592,874 shares of options that are immediately exercisable and 7,292 shares of options that are exercisable within 60 days of December 31, 2008.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2009

FUMIHIRO KOZATO

\s\ Fumihiro Kozato